BANK OF THE CAROLINAS CORPORATION

135 Boxwood Village Drive

Mocksville, North Carolina 27028

January 30, 2013

VIA EDGAR AND U.S. MAIL

Mr. John P. Nolan

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Mail Stop 4470

Washington, DC 20549

Re:	Bank of the Carolinas Corporation, Mocksville, North Carolina

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 30, 2012

Response dated November 30, 2012

File No. 000-52195

Dear Mr. Nolan:

We are writing in response to the additional comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that was contained in your letter dated January 15, 2013, regarding the above-referenced filing of Bank of the Carolinas Corporation, Mocksville, North Carolina (the “Company”) pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”). The responses below are intended to supplement our letters dated November 30, 2012, and November 6, 2012, and should be read in conjunction with the responses contained in those letters.

For convenience, we have reproduced the comment contained in your letter dated January 15, 2013, below and included our response following the comment. All capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the filing noted above. Because the Company has no material operations and conducts no business on its own other than owning its subsidiaries, the discussion contained in this letter concerns primarily the business of the Company’s wholly owned subsidiary, Bank of the Carolinas. For ease of reading and because the financial statements are presented on a consolidated basis, the Company and Bank of the Carolinas are collectively referred to herein as the “Company,” “we,” “our,” or “us,” unless otherwise noted.

United States Securities and Exchange Commission

January 30, 2013

Form 10-K for Fiscal Period Ended December 31, 2011

1.	Please refer to your responses to the comments contained in our letters dated October 23, 2012 and November 9, 2012 and revise future filings, beginning with your Form 10-K for fiscal period ended December 31, 2012, to incorporate them into your disclosures. Please provide us a draft of your proposed revisions in response to this comment.

Response:

The Company proposes to make several additions to its future filings, beginning with its Annual Report on Form 10-K for the fiscal year ended December 31, 2012, in order to incorporate its responses to the comments contained in the Staff’s letters dated October 23, 2012, and November 9, 2012. These proposed additions are set forth in detail below.

A.	Expanded Discussion of Loan Charge-Offs

Loan charge-offs are discussed in management’s discussion and analysis of financial condition and results of operation under Item 7 of Form 10-K as part of a discussion of the Company’s provision for loan losses. (See page 36 of the Company’s 2011 Form 10-K.) In response to the Staff’s comments, the Company proposes to revise future filings to include an expanded discussion of loan charge-offs. An example of the expanded disclosures that will be included in future filings, prepared with December 31, 2011 information, is as follows:

“Losses on loans are charged against the allowance for loan losses. These charge-offs are made in the period in which we determine that the loans in question have become uncollectible. For additional details regarding our methodology for the determination of our allowance for loan losses, see ‘Critical Accounting Policies’ above.

United States Securities and Exchange Commission

January 30, 2013

Net loan charge-offs for 2011 totaled $16.3 million which equates to 4.78% of average loans for the year and a 110.8% increase from 2010 net charge-offs of $7.7 million, which represented 2.08% of average loans outstanding for that year, and a 342.8% increase from 2009 net charge-offs of $3.7 million, which represented 0.92% of average loans outstanding for that year. For the five years prior to the current credit cycle (2005–2009), our net charge-offs averaged 0.51% of average loans on an annual basis. The following table1 shows the Company’s net loan charge-offs by loan category for each quarter in 2011:

Table XII.

Net Charge-offs by Quarter

For year ended December 31, 2011 (dollars in thousands)

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total
Commercial - Non Real Estate	(13)	1,911	1,760	1,182	4,840
Commercial Real Estate
Owner occupied	317	4,232	1,161	127	5,837
Income producing	—	54	47	1,182	1,283
Multifamily	—	—	—	118	118
Construction & Development
1-4 Family	168	(4)	44	(28)	180
Other	(2)	267	128	538	931
Farmland	—	—	—	—	—
Residential
Equity Lines	251	419	20	74	764
1-4 Family	154	1,266	459	364	2,243
Consumer - Non Real Estate	19	56	25	31	131

Totals by Quarter	894	8,201	3,644	3,588	16,327

As indicated by this data, net loan charge-offs have been increasing. This trend may be due, in part, to the deteriorating economic conditions experienced in our market areas during 2009, 2010, and 2011, which may have made it more difficult for our borrowers to repay their loans. Net loan charge-offs during 2011 were also affected by certain changes in the Company’s policies and procedures with respect to problem loans implemented by the Company’s special assets department. For a description of these policy changes, please refer to the discussion of other real estate owned under the heading “Asset Quality” above. Of the $16.3 million in net charge-offs in 2011, $12.4 million was related to eighteen large commercial relationships. The real property that served as collateral for these commercial relationships was ultimately sold during the foreclosure process or transferred to other real estate owned.”

B.	Additional Detail Regarding Other Real Estate Owned

Other real estate owned is discussed in management’s discussion and analysis of financial condition and results of operation under Item 7 of Form 10-K as part of a discussion of the Company’s asset quality. (See page 29 of the Company’s 2011 Form 10-K). In response to the Staff’s comments, the Company proposes to revise future filings to include additional detail regarding the Company’s other real estate owned. An example of the additional disclosures that will be included in future filings, prepared using December 31, 2011 information, is as follows. Please note that in the course of preparing this response, the Company discovered an error in the

[1]

The “Net Charge-offs by Quarter” table will become Table XII under Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operation in the Company’s Annual Report on Form 10-K. Subsequent tables and the cross references thereto will be re-numbered accordingly.

United States Securities and Exchange Commission

January 30, 2013

OREO rollforward table included in its response letter dated November 30, 2012. This error affected the “Additions from Transfers in” amount in the 12/31/2011 column and the resulting ending balance. The error has been corrected and an updated table is included below:

“‘Other real estate owned,’ also referred to as ‘OREO,’ generally consists of all real estate, other than bank premises, that is owned or controlled by a financial institution, including real estate acquired through foreclosure. Financial institutions such as the Company typically acquire OREO through foreclosure or a deed in lieu of foreclosure after a borrower defaults on a loan.

Other real estate owned at December 31, 2011, amounted to $8.5 million compared to $8.3 million as of December 31, 2010. Other real estate is carried at the lower of cost or estimated net realizable value. During the year ended December 31, 2011, $11.4 million of real property was foreclosed on and transferred to OREO. Properties transferred to OREO are initially recorded at the lower of the loan balance or the fair value of the property, less estimated costs to sell the property at the date of the foreclosure. The $11.4 million transferred to OREO in 2011 represents the fair value of the properties at the date of transfer. As a result of obtaining the fair values of these properties prior to transferring them to OREO, the Company charged $5.3 million to the allowance for loan losses. As noted above, the Company also considers the estimated costs to sell a property when transferring a property to OREO. The Company takes the following factors into consideration when estimating the costs to sell a property:

•	potential discount for liquidation,

•	prior liens on the property,

•	taxes,

•	sales commissions, and

•	closing expenses.

The estimated cost to sell a property is subtracted from the fair value of the property prior to transferring the property to OREO.

United States Securities and Exchange Commission

January 30, 2013

The following table2 provides a roll-forward of OREO for the periods ended December 31, 2011, 2010, and 2009:

Table IV.

OREO Rollforward (dollars in thousands)

As Dated

	12/31/2011	12/31/2010	12/31/2009
Beginning Balance	$8,314	$8,233	$5,622
Additions from Transfers In	10,520	4,180	5,437
Valuation Adjustments	(3,449)	(1,294)	(1,483)
Gross Sales	(6,113)	(2,650)	(1,244)
Gross Gains (Losses)	(748)	(155)	(99)

Ending Balance	$8,524	$8,314	$8,233

In April 2011, the Company established a special assets department to provide expertise in the areas of problem loans and OREO. This new department revised the Company’s procedures with respect to foreclosed properties. Previously, when a property was in foreclosure, the balance of the loan was transferred to OREO. Losses on the OREO property were taken upon the sale of the property. As a result, the charge-off did not become part of the loss history of the loan. The special assets department implemented changes such that management now obtains updated fair values for properties and prepares an impairment analysis when there is an indication that the loan is problematic. Any resulting impairment is charged to the allowance for loan losses and becomes part of the loan’s loss history. The Company conducts an annual review of problem loans to ensure that proper fair value is recognized.”

C.	Disclosure Regarding the Effect of OREO on Noninterest Expense

The Company’s noninterest expense is discussed in management’s discussion and analysis of financial condition and results of operation under Item 7 of Form 10-K. (See page 37 of the Company’s 2011 Form 10-K). In its 2011 Form 10-K, the Company noted that one of the major factors contributing to an increase in noninterest expense in 2011 compared to 2010 was an increase of $3.4 million, or 185.5%, in valuation allowances and net operating costs associated with foreclosed real estate. In response to the Staff’s comments, the Company proposes to revise future filings to include additional disclosures regarding this component of noninterest expense. An example of the additional disclosures that will be included in future filings, prepared using December 31, 2011 information, is as follows:

“One of the largest components of the Company’s noninterest expense for the year ended December 31, 2011, was valuation allowances and net operating costs associated with foreclosed real estate. During 2011, properties were transferred to OREO at an average of 51% of their book value. Upon sale of these properties, the Company was able to recover 89% of the balance transferred to OREO. Although the Company was able to recover a high percentage of the transferred balances upon sale, there was $5.2 million in valuation allowances and net operating costs associated with foreclosed real

[2]	The “OREO Rollforward” table will become Table IV under Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operation in the Company’s Annual Report on Form 10-K. Subsequent tables and the cross references thereto will be re-numbered accordingly.

United States Securities and Exchange Commission

January 30, 2013

estate for the year ended December 31, 2011. Of the $5.2 million in valuation allowances and net operating costs, there were valuation allowances of approximately $3.1 million that were related to properties added to OREO in 2010 and 2009, for which the Company received a current appraisal in 2011. A new fair value calculation was performed, which resulted in valuation allowances. The Company managed approximately 152 OREO properties in 2011, including a golf course, restaurants, and 1–4 family residential housing. The remainder of the $5.2 million in valuation allowances and other operating costs consists of operating costs related to paying delinquent taxes, obtaining current appraisals, managing, and repairing these OREO properties.”

D.	Description of Changes to Methodology for Determining the Allowance for Loan Losses

A description of the Company’s methodology for determining the allowance for loan losses is described in management’s discussion and analysis of financial condition and results of operation under Item 7 of Form 10-K as part of a discussion of the Company’s critical accounting policies. (See page 22 of the Company’s 2011 Form 10-K). In response to the Staff’s comments, the Company proposes to revise future filings to include a description of changes made to the methodology for determining the allowance for loan losses during 2011. Specifically, the Company expects to add the following disclosure in future filings:

“In 2011, the Company modified its methodology for determining the allowance for loan losses. Prior to these changes, the loan loss methodology calculated historical loss rates using a three-year loss history with a quarter lag and a weighted average. During the first quarter of 2011, the Company began using a three-year average annual loss rate. At the end of 2011, the loan loss methodology was modified further to include the current quarter-end, which eliminated the quarter lag used previously. As a result of these changes, there was a net decrease to the Company’s allowance for loan losses of approximately $80,000 in 2011.”

*    *    *

United States Securities and Exchange Commission

January 30, 2013

In connection with the above responses, the Company acknowledges the following:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in helping the Company to enhance the quality of the disclosure contained in its filings under the Exchange Act.

Please feel free to contact me at (336) 940-4433 if you have further questions or concerns.

Respectfully yours,

/s/ Megan W. Patton

Megan W. Patton
Vice President and Principal Financial Officer

cc:	Turlington and Company, L.L.P.
Gaeta & Eveson, P.A.